UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

Approval from the State Administration for Market Regulation of People’s Republic of China to the Partnership between SQM and Codelco

Santiago, Chile, November 10, 2025 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that on this date the State Administration for Market Regulation of People’s Republic of China (“SAMR”) has approved the public-private association between SQM and Codelco to jointly develop extractive, productive and commercial activities derived from the exploration and exploitation of certain mining properties of the Production Development Corporation (CORFO) in the Atacama Salt Flat (Salar de Atacama) (directly or through its subsidiaries or representative offices) (the “Business”).

SAMR's authorization required SQM, Codelco, and the joint venture in which they will participate to develop the Business to undertake certain commitments to SAMR. In general terms, these commitments relate to (i) safeguards to prevent the exchange of sensitive information with other participants in the lithium market, (ii) corporate governance practices, and (iii) supplying certain minimum quantities of finished lithium carbonate products in their various specifications to Chinese customers on fair, reasonable, and non-discriminatory (FRAND) terms at prices that cannot exceed those applicable under the aforementioned commitment. A copy of an English translation of the version published by SAMR (which contains edits to protect free competition agreed upon with the authority) of its approval decision and the commitment will be made available to shareholders as soon as possible.

These commitments are consistent with SQM's established business practices in China. In line with the above, SQM estimates that, if these commitments had been in place between 2023 and this date, SQM's results would not have changed substantially.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, and iodine markets.

For further information, contact:

Gerardo Illanes: gerardo.illanes@sqm.com
Isabel Bendeck: isabel.bendeck@sqm.com
Megan Suitor: megan.suitor@sqm.com

Media contacts:

Lithium Division: Ignacia Lopez / ignacia.lopez@sqm.com
Iodine- Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
International Lithium Divicion: Diana WearingSmith / diana.wearingsmith@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: November 10, 2025	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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